SUSPECT DETECTION SYSTEMS, INC.
150 West 56th Street
New York, NY 10019

October 6 2010

United States Securities and Exchange Commission
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Andrew Mew, Accounting Branch Chief

Re:	Suspect Detection Systems, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed April 14, 2010 Form 10-Q for the quarter ended March 31, 2010 Filed May 18, 2010 File Nol. 00-52792

Dear Mr. Mew:

We are submitting to the Securities and Exchange Commission (the "Commission") the following responses to the Commission’s comment letter dated August 23, 2010, with reference to the Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2009, filed with the Commission on April 14, 2010 (the “Annual Report”) and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the Commission on May 18, 2010.

We have reviewed the Staffs comments and have preliminary responses for all except for certain comments that pertain to complex accounting transactions and recordings. We are working together with our auditors in compiling the related answers however the staff individual in the auditor's office that worked on the 2009 audit and on the q1 review for 2010 has left the audit firm. This has unfortunately caused delays in retracting and reviewing the related audit and review working papers for the respective periods.

We believe we will have the response letter filed by October 18 2010.

We apologize for the delay

The Company respectfully submits via EDGAR the foregoing response to the Commission.  In addition, the Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding these matters, please do not hesitate to call 972-544-646-363 facsimile 972-2-502-1321 Thank you for your attention to this matter.

Sincerely yours,

/s/ Asher Zwebner

Asher Zwebner
Chief Financial Officer